UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE ACT OF 1934
Release No. 60404/July 30, 2009

ADMINISTRATIVE PROCEEDING
FILE NO. 3-13519

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In the Matter of	:	
	:	
WAREHOUSE CLUB, INC.,	:	ORDER MAKING FINDINGS
WAVEMAT, INC.,	:	AND REVOKING
WILSON LEE ENGINEERING CO., INC.	:	REGISTRATIONS BY DEFAULT
(n/k/a LEE WILSON ENGINEERING	:	AS TO FOUR RESPONDENTS
CO., INC.),	:	
WINTHROP RESOURCES CORP., and	:	
WORLDCALL CORP.	:	

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 16, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has represented that the Commission delivered or attempted to deliver the OIP to Respondents by June 22, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. Only Respondent Winthrop Resources Corp. filed an Answer and the proceeding is still pending as to it.

        Respondents Warehouse Club, Inc. (Warehouse), Wavemat, Inc. (Wavemat), Wilson Lee Engineering Co., Inc. (n/k/a Lee Wilson Engineering Co., Inc.) (Wilson), and WorldCall Corp. (WorldCall) were put on notice, by Order dated July 6, 2009, that failure to file an Answer could result in default. These four Respondents additionally failed to participate in a July 14, 2009, prehearing conference, scheduled by my July 6, 2009, Order, and otherwise defend the proceeding. Accordingly, these four Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

        Warehouse (CIK No. 716180) is a forfeited Delaware corporation located in Skokie, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Warehouse is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 2, 1994, which reported a net loss of $161,678 for the prior thirteen weeks. On February 3, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, a reorganization plan was confirmed on July 1, 1996, and the case was terminated on June 5, 2001.

Wavemat (CIK No. 803957) is a Delaware corporation located in Plymouth, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wavemat is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $312,626 for the prior nine months.

Wilson (CIK No. 58429) is a "dead" Ohio corporation located in Rocky River, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wilson is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1994, which reported a net loss of over $41,300 for the prior nine months.

WorldCall (CIK No. 712803) is a Delaware corporation located in East Lansing, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WorldCall is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1998, which reported a net loss of $338,946.

As discussed in more detail above, these four Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Warehouse Club, Inc., Wavemat, Inc., Wilson Lee Engineering Co., Inc. (n/k/a Lee Wilson Engineering Co., Inc.), and WorldCall Corp. are revoked.

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Robert G. Mahony
Administrative Law Judge